**UNITED STATES SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549**

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five
    business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual

Report ☐ Form C-TR: Termination of

Reporting

Name of issuer
De3 Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 2, 2022

Physical address of issuer
100 S. Ashley Dr. Suite 600, Tampa, FL, 33602

Website of issuer
https://www.de3.ai

Current number of employees

1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$56190	$47234
Cash & Cash Equivalents	$577	$25
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-46837	$-55381

April 19, 2024
FORM C-AR

De3 Inc.



Company Overview

De3 Inc. ("De3" or the "Company") is a pre-revenue, AI company dedicated to the real-time detection and elimination of pathogens and contaminants in the air, soil, water, and any hard surface. Detection is accomplished using hardware and software systems, AI/machine learning/computer vision. This approach enables the clean-up efforts to be targeted and precise and avoids the overuse and underuse of remediation substances. These technologies can work together to make our planet healthier and safer for plants, animals, and humans.
https://microbialcellfactories.biomedcentral.com/articles/10.1186/s12934-020-01497-9

Business Model

In the early stages, De3 is targeting revenue through services in:

- Medical applications including hospitals to detect and remediate harmful bacteria.
- Environmental and Agricultural Application.
- Pet Applications
- General engineering and AI development services.

Once sufficient funding is obtained, De3 will target additional revenue through automated detection services, AI engineering services, licensing of software/hardware, and remediation using drones and robots in industrial scale partnerships such as sports stadiums, manufacturing facilities, schools, daycares, residences/apartments, shopping centers, restaurants, cruise ships, food processing and packing facilities, agricultural companies and farms, gyms, sewer treatment plants.

The goal is to validate our approach through third-parties such that we can provide pathogen-free facility certifications.

Corporate Structure

De3 Inc., a Delaware C-Corp, is the current operating entity formed on November 2, 2022, whereas Decontaminate Inc., formed on August 3, 2020 as a Delaware C-Corp, was previously used for research purposes only.

De3 Inc. has four wholly-owned subsidiaries: Biosurfactants LLC, AI and ML LLC, Pathogen and Contaminate Detection LLC, and Decontamination and Cleaning using AI Inc. Pathogen and Contaminate Detection LLC will manage all of the detection and cleanup services using our current and future detection systems, such as the liquid viewing and detection application. AI and ML LLC will handle all of the general AI engineering, consulting, and creating custom software/hardware systems implementing AI or general computer systems for clients. Biosurfactants LLC will handle any biosurfactant-related matter.

Intellectual Property

Decontamination and Cleaning using AI Inc. owns all of the IP, assets, and technologies which it licenses out to the other entities. Any and all IP/Trade secrets from the past, present, and anything in the future that is developed will be owned by Decontamination and Cleaning using AI Inc. Currently, we have over 5 patent applications filed with the USPTO and WIPO. Our founder has a robust history of patent filings with previously granted patents.

Previous Offerings

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $10.00
Number of Securities Sold: 10,000,000
Use of proceeds: Operations
Date: November 02, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $23,450.54
Number of Securities Sold: 9934
Use of proceeds: Operations
Date: February - April 25 2023

Risk Factors

Uncertain Risk
An investment in De3 Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Series A non-voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Series A non-voting shares purchased through previous crowdfunding campaigns are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and/or software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company has offered Common Stock Series A non-voting shares in the amount of up to $5,000,000 in a previous offering. Even if the maximum amount was raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated

events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Liquid Tube Viewing and Detection of Contaminate and Pathogen Apparatus or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We will always be in the research and development stage and have only manufactured a prototype for our Liquid Tube Viewing and Detection of Contaminants and Pathogens Apparatus, and other apparatuses/software applications, etc. Delays or cost overruns in the development of our Liquid Tube Apparatus and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, costs of components, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Common Stock Series A non-voting shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

De3 Inc. was formed on 11/08/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. De3 Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Liquid Tube Apparatus and is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on De3 Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on De3 Inc. could harm our reputation and materially negatively impact our financial condition and business.

Risk of purchasing shares
Investing in De3 Inc. shares is highly risky and the investor's entire investment may be lost

AI may experience hurdles to development
AI may experience various difficulties during the development of the technologies and applications that are unforeseen. Costs of equipment and components may rise significantly and hinder our growth and development. Regulations and regulatory bodies may make it difficult for us to reach certain markets and generate revenue. Competition and new technology created by other parties may hinder our growth.

Changing laws may affect us
The changing of patent and other regulatory laws may affect our ability to file, protect, and enforce our IP.

Public Market Uncertainty
Fluctuations in the public market may cause inability to raise funds.

Worldwide recessions
Worldwide economic recessions may cause us the inability to execute our business plan.

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

We believe we can operate presently for approximately two (2) years. This is based on the prior 2-year expenses such as IP (~$35,000 yearly), R & D (~$30,000 yearly), and operating costs (~$10,000 yearly). The founder will continue to support the company financially if revenues are not generated or funds are not raised.

Foreseeable major expenses based on projections:

Major expenses will be IP, salaries, research & development, advertising/marketing, administrative and operating costs, and gaining market share. IP cost for maintenance and future patent protection will exceed $100,000 in the near future. Salaries to hire and retain staff/talent in our sector will increase considerably due to expected demand and company growth/expansion. Purchasing of equipment (third-party or custom-made) will be significantly higher as the Company grows and expands. As we transition to a revenue-generating company, our marketing, administrative, and operating costs will increase.

Future operational challenges:

Future operational challenges include gaining market share, becoming profitable, and hiring and retaining specialized talent could cause operational challenges to the Company. Unexpected negative press in our target market sectors could lead to considerable challenges. Regulatory changes could hinder Company growth. If our products are not well received by the general public and consumers, it would greatly inhibit Company growth.

Future challenges related to capital resources:

Market circumstances such as increased inflation, an increase in interest rates, the overall economy, and stock market downturns would negatively affect our businesses and our ability to fundraise.

Future milestones and events:

Future milestones and events we foresee include a potential Reg A offering, market competition, new technology developed by another party, a future healthcare crisis, and a market downturn.

Debt

The Company does not have any material terms of indebtedness.

Directors and Officers

Name: Mehul Patel

Mehul Patel's current primary role is with Prixcel Health & Education Consulting . Mehul Patel currently services 15 hours per week in their role with the the issuer.

Positions and offices currently held with the issuer:

Position: Co-President of Pathogen and Contaminate Detection LLC

Dates of Service: September, 2021 - Present

Responsibilities: Focus on pathogen research , detection , work with development team and management team on implementing new strategies for technology development and client implementation needs. Mehul does not receive compensation.

Other business experience in the past three years:

Employer: Prixcel Health & Education Consulting

Title: Physician

Dates of Service: July, 2012 - Present

Responsibilities: Consults patients, clients and corporations, provides medical consulting and coaching to patients and clients with challenges that prevent them from optimizing their potential. Interprets diagnostic tests and results as well as provides a holistic treatment plan.

Name: Daniel Ramon Rojas

Daniel Ramon Rojas's current primary role is with the issuer.

Positions and offices currently held with the issuer:

Position: Co-President of Pathogen and Contaminate Detection LLC

Dates of Service: January, 2022 - Present

Responsibilities: Coordinating and assisting in the development of technology. Managing and coordinating the team and assisting in administrative and company functions. Daniel does not receive compensation.

Other business experience in the past three years:

Employer: Rhamnolipid, Inc

Title: Team Member

Dates of Service: June, 2018 - February, 2020

Responsibilities: Daniel helped manage day-to-day operations and administrative tasks while also managing meetings, company contacts, partners, and research teams. He also developed the websites and assisted in rhamnolipid biosurfactant production and technology development.

Name: Jesse Edmond Fabish

Jesse Edmond Fabish's current primary role is with Service Engineering, LLC . Jesse Edmond Fabish currently services 10 - 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Client Engagement of Pathogen and Contaminate Detection LLC

Dates of Service: July, 2022 - Present

Responsibilities: Lead fundraising efforts and assist with operations. Jesse does not receive compensation.

Other business experience in the past three years:

Employer: Service Engineering, LLC

Title: Project Manager

Dates of Service: August, 2021 - Present

Responsibilities: Jesse coordinates ongoing projects, assists in design of structural retaining walls, and handles scheduling and material procurement.

Other business experience in the past three years:

Employer: FDH Infrastructure Services

Title: Engineering Supervisor

Dates of Service: June, 2014 - August, 2022

Responsibilities: Jesse led a team of engineers and data scientists in the development of a structural monitoring system for the US Air Force.

Name: Keith Louis De Santo

Keith Louis De Santo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman

Dates of Service: December, 2022 - Present

Responsibilities: Keith personally funded the company and ran all operations. He receives $1 of annual compensation.

Name: Francis Joe Trebbe III

Francis Joe Trebbe III's current primary role is with Sevita. Francis Joe Trebbe III currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director of Biosurfactants LLC

Dates of Service: September, 2021 - Present

Responsibilities: Serves as a managing director of operations of biosurfactants llc. Joe does not receive compensation.

Other business experience in the past three years:

Employer: Sevita

Title: Executive Director of Operations

Dates of Service: October, 2021 - Present

Responsibilities: Reviews, analyzes, and evaluates business operations.

Principal Security Holders

Title of class: Class B Common Stock

Stockholder Name: Keith Louis De Santo

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

Related Party Transactions

No related party transactions.

Our Company Securities

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company offered up to 494,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 9934 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Except as otherwise provided in the Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law.

Each holder of Class A Common Stock shall have no voting rights and each holder of Class B Common Stock shall have the right to one hundred fifty (150) votes per share of Class B Common Stock held on record by such holder.

Dividend, Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available.

Liquidation, Dissolution or Winding Up. Upon the dissolution, liquidation, or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders on a per share basis regardless of series of common stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into two (2) fully paid and nonassessable share of Class A Common Stock at the option of the holder of each series B common stock thereof at any time upon written notice to the corporation.

Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 1 or 2 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, in this Certificate of Incorporation or the Bylaws.

Please refer to the Company's Certificate of Incorporation attached as Exhibit F for other material rights in their entirety.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

150 votes per share.

Material Rights

Equal Status. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

Voting Rights. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Each holder of Class A Common Stock shall have no voting rights and each holder of Class B Common Stock shall have the right to one hundred fifty (150) votes per share of Class B Common Stock held on record by such holder.

Dividend, Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available.

Liquidation, Dissolution or Winding Up. Upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders on a per share basis regardless of series of common stock.

(a) Voluntary Conversion. Each share of Class B Common Stock shall be convertible into two (2) fully paid and nonassessable share of Class A Common Stock at the option of the holder of each series B common stock thereof at any time upon written notice to the corporation.

Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

Protective Provision. The corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 1 or 2 of this Article IV (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, in this Certificate of Incorporation or the Bylaws.

Signature

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signature: /s/Keith Louis De Santo
Title: Chairman of De3 Inc.
Date: April 19

Signature: /s/Mehul Patel
Title: Co-President of Pathogen and Contaminate Detection LLC
Date: April 19

Signature: /s/Daniel Rojas
Title: Co-President of Pathogen and Contaminate Detection LLC
Date: April 19

Signature: /s/Jesse Fabish
Title: Director of Client Engagement of Pathogen and Contaminate Detection LLC
Date: April 19

Signature: /s/Joe Trebbe
Title: Managing Director of Biosurfactants LLC
Date: April 19

Exhibit A to Form C-AR

2023 Financial Statements

[See attached below]

De3 Inc. (the "Company") a Delaware Corporation

2023 Financial Statements

Years ended December 31, 2023, and Period ended November 30th, 2022

Statement of Financial Position

	As of December 31, 2023	As of November 30, 2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	577	25
Total Current Assets	577	25
Non-current Assets		
Computers and Equipment, net of Accumulated Depreciation	10,704	13,003
Intangible Assets: Patents, net of Accumulated Amortization	44,909	34,206
Total Non-Current Assets	55,613	47,209
TOTAL ASSETS	56,190	47,234
LIABILITIES AND EQUITY		
Liabilities		
TOTAL LIABILITIES	-	-
EQUITY	-	
Common Stock - Series B	-	60
Additional Paid in Capital	183,912	126,276
Accumulated Deficit	(57,636)	(79,102)
Total Equity	126,276	47,234
TOTAL LIABILITIES AND EQUITY	126,276	47,234

Statement of Operations

	Year Ended December 31, 2023	Period Ended November 30, 2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	2,364	282
General and Administrative	37,508	51,541
Rent and Lease	4,666	1,259
Depreciation	2,299	2,299
Total Operating Expenses	46,837	55,381
Operating Income (loss)	(46,837)	(55,381)
Earnings Before Income Taxes	(46,837)	(55,381)
Provision for Income Tax Expense/(Benefit)		-
Net Income (loss)	(46,837)	(55,381)

Statement of Cash Flows

	Year Ended December 31,	Period Ending November 30,
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(46,837)	55,381
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	4,598	2,299
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,598	2,299
Net Cash provided by (used in) Operating Activities	42,239	(53,082)
INVESTING ACTIVITIES		
Patents	(10,703)	(22,511)
Equipment		(15,302)
Net Cash provided by (used by) Investing Activities	(10,703)	(37,813)
FINANCING ACTIVITIES		
Proceeds from Sale of Common Stock Class A	6,201	60
Proceeds from Sale of Common Stock Class B	-	90,836
Net Cash provided by (used in) Financing Activities	6,201	-
Cash at the beginning of period	25	25
Net Cash increase (decrease) for period	552	-
Cash at end of period	577	
Cash Paid for Interest		
Cash Paid for Income Taxes		
Per BS	577	25
Diff		-

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 4/8/2020	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Paid-in Capital	-	-	10,967	-	10,967
Net Income (Loss)	-	-	-	(9,922)	(9,922)
Ending Balance 12/31/2020	-	-	10,967	(9,922)	1,045
Issuance of Common Stock	-	-	-	-	-
Paid-in Capital	-	-	24,474	-	24,474
Net Income (Loss)	-	-	-	(13,799)	(13,799)
Ending Balance 12/31/2021	-	-	35,441	(23,721)	11,720
Issuance of Common Stock	10,000,000	60	90,836	-	90,896
Paid-in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(55,381)	(55,381)
Ending Balance 11/30/2022	10,000,000	60	126,276	(79,102)	47,234
Issuance of Common Stock	-	-	-	-	-
Paid-in Capital	-	-	57,636	-	57,636
Net Income (Loss)	-	-	-	(46,837)	(46,837)
Ending Balance 12/31/2023	10,000,000	60	183,912	(125,939)	58,033

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

De3 Inc. ("the Company") was formed in Delaware on November 2nd, 2022. The Company has various wholly owned subsidiaries which include the following companies:

Decontamination and Cleaning using AI Inc., a Florida corporation formed in April of 2020, which holds all intellectual property of the Company.

AI and ML LLC, a Florida LLC formed in November of 2022, which utilizes Artificial Intelligence and Machine Learning for counting and monitoring such as using machines instead of hand counting inventory

Biosurfactants, LLC, which is a Florida LLC formed in November of 2022, which utilizes Rhamnolipid to break down contaminates and is non-toxic to environments as it releases the bond between oil/metal and soil for environmental cleanups and breaks apart the cell walls of some pathogens like COVID-19.

Pathogen and Contaminate Detection LLC, a Florida LLC formed in November of 2022, which utilizes Artificial Intelligence and Machine Learning and liquid tubes for detection of pathogens and contaminates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31st. The Company has no interest in variable interest entities. In accordance with ASC 805-50-45-5, for transactions between entities under common control or consolidated in a subsequent period, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiaries Decontamination and Cleaning using AI Inc, a Florida entity formed in April of 2020, AI and ML LLC a Florida entity formed in November of 2022, Biosurfactants, LLC a Florida entity formed in November of 2020, Pathogen and Contaminate Detection LLC a Florida entity formed in November of 2022. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 Common Shares Class A with no voting rights and with a par value of $0.000006 per share. No shares were issued or outstanding as of December 31, 2023.

The Company has authorized 10,000,000 Common Stock Class B with the right of 150 votes per share and with a par value of $0.000006. All Common Stock Class B shares were issued to the founder.

NOTE 7 – SUBSEQUENT EVENTS

No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

I, Keith Louis De Santo, the Chairman of De3 Inc., hereby certify that the financial statements of De3 Inc. and notes thereto for the periods ending November 30, 2022 and December 31, 2023 included in this Form C-AR statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022, the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 19, 2024

Signature

Chairman of De3 Inc.

April 19, 2024